May 24, 2021

Via EDGAR

U.S. Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549-7010.

Attn:	Jennifer Angelini

Re:	The AZEK Company Inc.
Registration Statement on Form S-1 (File No. 333-256436)
Request for Acceleration of Effective Date

Dear Ms. Angelini:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, The AZEK Company Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1, Registration Number 333-256436 (the “Registration Statement”), and declare the Registration Statement effective as of 4:30 PM, Eastern Daylight Time, on May 26, 2021, or as soon thereafter as practicable. The Company hereby authorizes John L. Savva of Sullivan & Cromwell LLP, counsel to the Company, to modify or withdraw this request on its behalf.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform John L. Savva at Sullivan & Cromwell LLP via telephone at (650) 461-5610.

* * *

Very truly yours,

The AZEK Company Inc.

By:	/s/ Paul J. Kardish
Name:	Paul J. Kardish
Title:	Senior Vice President and Chief Legal Officer

[Signature Page to Company’s Acceleration Request]